82-03138

BAE Systems receives DoJ approval for United Defense acquisition

24 June 2005

BAE Systems plc has received clearance from the US Department of Justice under the provisions of the Hart-Scott-Rodino act to complete the acquisition of United Defense Industries Inc.

BAE Systems announced it had entered into a definitive merger agreement to acquire United Defense on 7 March 2005. With the Department of Justice clearance, BAE Systems has now obtained all required shareholder and regulatory approvals for the acquisition, which will be completed shortly.

Issued by:
BAE Systems plc
London




05009480

dle 7/6

82-03138

BAE Systems completes acquisition of United Defense

24 June 2005

BAE Systems today completed its acquisition of United Defense Industries Inc (United Defense), after receiving all shareholder and regulatory approvals. The Company announced it had entered into a definitive merger agreement to acquire United Defense on 7 March 2005 in a transaction valued at US$4.192 billion, [£2.25 billion].

The acquisition of United Defense is a major development for BAE Systems in progressing its strategy as the premier transatlantic aerospace and defence company. United Defense had sales in 2004 of US$2.292 billion.

"BAE Systems is proud to welcome United Defense into the company", said Mike Turner, BAE Systems' Chief Executive. "United Defense is an excellent company, with a demonstrated record of performance, an outstanding reputation with its customers and a great heritage of innovation and technology. This acquisition creates one of the world's leading designers, manufacturers and support providers of land and armament systems."

To enable BAE Systems to better serve its customers, the company is combining its existing land systems activities in the UK, Sweden and South Africa with United Defense to form a new BAE Systems Land and Armaments business group led by Tom Rabaut and headquartered in Arlington, Virginia, USA. BAE Systems Land and Armaments will report to Mark Ronald, President and CEO, BAE Systems Inc.

BAE Systems Land and Armaments employs some 11,000 people at locations in the US, UK, Sweden and South Africa. The acquisition of United Defense further increases BAE Systems presence in the United States to nearly 35,000 employees.

Issued by

BAE Systems plc

London